Exhibit 99.1

Tuniu Announces the Appointment of New Directors

NANJING, China, May 25, 2015 — Tuniu Corporation (Nasdaq: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced the appointment of Mr. Haoyu Shen and Ms. Cindy Chen as directors to the Company’s board of directors.  The appointment of Mr. Shen and Ms. Chen is in connection with the US$500 million private placement the Company announced on May 8, 2015 and they replace Mr. Thomas Gai Tei Tsao and Mr. Eugene Chehchun Huang, who have resigned from the board.

Mr. Haoyu Shen currently serves as the chief executive officer of JD Mall, the B2C business group of JD.com (Nasdaq: JD). Prior to assuming his current role in April 2014, Mr. Shen served as the chief operating officer of JD.com from August 2011 to April 2014, and was in charge of JD.com’s entire supply chain management and customer service functions. Prior to joining JD.com, Mr. Shen worked at Baidu, Inc., the leading Chinese language internet search provider, where he served as a senior vice president from January 2010 to July 2011 and the vice president of business operations from July 2007 to July 2010. Mr. Shen holds a bachelor’s degree in international finance from the People’s University of China in Beijing and an MBA degree from the University of Iowa. Mr. Shen is a CFA charterholder. Mr. Shen was also appointed to serve on the compensation committee of the board.

Ms. Cindy Chen is a Managing Director at Hony Capital specializing in the Internet, high-end manufacturing and new energy sectors. Ms. Chen has a deep understanding of the commercial environment and enterprise management in China. Prior to assuming her role at Hony Capital, Ms. Chen held key finance roles with the Lenovo Group. Ms. Chen holds a bachelor’s degree in economics from the Beijing Petro-Chemical Institute and an EMBA from the China Europe International Business School. Ms. Chen was also appointed to serve on the audit committee of the board.

In addition, Mr. Frank Lin, an existing member of the board, was appointed to serve on the nominating and corporate governance committee of the board.

Pursuant to these appointments and resignations, the board is now comprised of nine members, a majority of whom are independent directors. The board’s audit, compensation and nominating and corporate governance committees each have three members, all of whom are independent directors.

JD.com and Hony Capital acquired US$350 million and US$80 million, respectively, of Tuniu Class A ordinary shares through a private placement in Tuniu that closed on May 22, 2015.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 700,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 850 tour advisors, a 24/7 call center and 75 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those in the statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to Tuniu’s corporate structure, business and industry; and general economic and business conditions in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: tuniu@brunswickgroup.com

New York

Ella Kidron

Brunswick Group

Phone: +1-212-333-3810

E-mail: tuniu@brunswickgroup.com